1. Name and Address of Reporting Person
   Heath, Richard W.
   14901 S. Orange Blossom Trail
   Orlando, FL 32837-
2. Issuer Name and Ticker or Trading Symbol
   Tupperware Corporation (TUP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/19/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   11/08/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Group President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              79700            D
Common Stock                                                                              79700            I           By spouse
Common Stock                       11/06/2002 J <F1>        65          A      $0.0000    65               I           By 401(k)
                                                                                                                       Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $13.31                                               06/30/2003 Common                      32400    D
                                                                               Stock
Stock Option   $13.31                                               02/23/2004 Common                      21600    D
                                                                               Stock
Stock Option   $16.23   11/06/2002 A         35000       11/06/2003 11/05/2012 Common  35000    $0.0000    35000    D
                                                         <F2>                  Stock
Stock Option   $18.56                                               11/13/2010 Common                      52500    D
                                                                               Stock
Stock Option   $20.65                                               09/24/2011 Common                      35000    D
                                                                               Stock
Stock Option   $13.31                                               06/30/2003 Common                      32400    I       By
                                                                               Stock                                        spouse
Stock Option   $13.31                                               02/23/2004 Common                      21600    I       By
                                                                               Stock                                        spouse
Stock Option   $16.23   11/06/2002 A         35000       11/06/2003 11/05/2012 Common  35000    $0.0000    35000    I       By
                        <F3>                             <F2>                  Stock                                        spouse
Stock Option   $18.56                                               11/13/2010 Common                      52500    I       By
                                                                               Stock                                        spouse
Stock Option   $20.65                                               09/24/2011 Common                      35000    I       By
                                                                               Stock                                        spouse

Explanation of Responses:

<F1>
Based on a plan statement as of 11/06/2002.
<F2>
The option vests in three equal annual installments beginning on November 6, 2003.
<F3>
Mrs. Heath's specific number of stock option shares, allotted from the pool approved by the Board of Directors on November 6, 2002, was only determined and approved by the CEO on November 19, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Richard W. Heath

DATE
11/21/2002